September 11, 2024

Xingjuan (Jane) Chao
Chief Executive Officer
Ceribell, Inc.
360 N. Pastoria Avenue
Sunnyvale, CA 94085

        Re: Ceribell, Inc.
            Registration Statement on Form S-1
            Filed August 26, 2024
            File No. 333-281784
Dear Xingjuan (Jane) Chao:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 23, 2024, letter.

Registration Statement on Form S-1 filed August 26, 2024
Cover Page

1. We note that you include prominent images after your prospectus cover page. We do not object to graphics that solely feature your products; however, these images should present balanced information about your business. For example, we note that one of your graphics states: "Ceribell AI-Powered Neurodiagnostics," without additional context, and you disclose throughout your filing that your AI-powered seizure detection algorithm requires a clinician's assessment and diagnosis. Please revise or remove accordingly. For guidance, refer to Question 101.02 of Securities Act Forms Compliance and
Disclosure
        Interpretations.
Risk Factors
We rely on third parties . . ., page 32

2. We note your response to comment 3. Please provide a more detailed legal analysis
 September 11, 2024
Page 2

        describing why these collaboration agreements are not material to your business.
Participation in this offering by our existing stockholders . . ., page 52

3. You disclose that "[t]o the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors, and controlling stockholders." Please revise your disclosure throughout the filing, including your prospectus summary, to clarify whether and to what extent existing stockholders and their affiliates have indicated an interest in purchasing shares in your offering.
Use of Proceeds, page 61

4. We note your revised disclosure that you will use a certain portion of the proceeds to
        "advance our delirium and ischemic stroke indications through completion of clinical studies." Please revise your disclosure to clarify that "completion" of these studies does not necessarily mean that you will receive FDA approval for these indications. Please also clarify whether and to what extent these studies will relate to your Ceribell headbands, recorder, and portal and your Clarity algorithm.
Other Potential Opportunities Beyond Seizures, page 95

5. We note your revised disclosure in response to prior comment 7, but it was not completely responsive to our comment. Please clarify how you determined, based on the average selling price of your headband, that expansion of your indications could represent an incremental, multi-billion-dollar market opportunity, given that your headbands have not been used for these indications and that you have no timeline for commercialization of your Ceribell System relating to these indications. Alternatively, please remove this disclosure from your filing.
Intellectual Property, page 123

6. We note your revised disclosure in response to prior comment 10. Please revise to include the type of patent protection for each listed patent.
Management, page 135

7. We note your disclosure here and throughout the filing that Dr. Parvizi will resign from your board of directors immediately prior to the effectiveness of this registration statement. Revise your disclosure to discuss the extent to which Dr. Parvizi will be entitled to severance and other benefits upon a change in control. In addition, please clarify whether the Parvizi Consulting Agreement will survive this transaction given Dr.
        Parvizi's resignation, and if so, describe the material terms of the agreement moving forward. Please also file the agreement as an exhibit to your registration statement, or tell us why you believe you are not required to do so.
General

8. We note references to lock-up and market standoff arrangements or agreements throughout your registration statement. If these will be stand-alone agreements, separate from your underwriting agreement, please revise your exhibit index and file these as
 September 11, 2024
Page 3

       exhibits.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Nicholas O'Leary at 202-551-4451 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Kathleen M. Wells, Esq.